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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 22 May 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	22 May 2003
Number	20/03

BHP BILLITON ANNOUNCES SETTLEMENT WITH FORMER CEO

BHP Billiton today announced that it has reached agreement with former Chief Executive, Brian Gilbertson on the terms of termination of his employment with the Group.

"We have resolved this matter on the terms specified in our contract with Mr Gilbertson", BHP Billiton Chairman Don Argus said today. "The decision on the separation payments has the unanimous support of the Board".

"The delay in settling the matter reflected differences between us about the contract".

Mr Gilbertson terminated his employment with BHP Billiton on 5 January 2003, some two and a half years earlier than 29 June 2005, the date provided under his contracts with the Group.

Mr Gilbertson will be paid a total amount of Pounds 4,069,605, which represents his entitlements under his contracts of employment with BHP Billiton. These amounts will be subject to tax and other statutory deductions.

In addition, BHP Billiton will reimburse Mr Gilbertson an amount of up to Pounds 150,000 for relocation and other expenses incurred by Mr Gilbertson in consequence of the termination of his employment. The Group will also continue to provide medical insurance cover for Mr Gilbertson and his wife until 29 June 2005.

At the time of his resignation, Mr Gilbertson was entitled to rights in respect of 760,110 shares in BHP Billiton Plc, under various Group incentive schemes, including some rights that had been paid for by Mr Gilbertson at the then prevailing market price.

Under the terms of settlement with Mr Gilbertson, he will be entitled to retain rights to a maximum of 228,685 shares out of the total number of 760,110. None of these remaining rights will vest automatically. They will only vest in his favour if the pre-determined performance targets approved by shareholders, and applicable to all other holders, are met. If all the relevant performance targets are not met, then the rights to those shares will progressively lapse. Mr Gilbertson's shareholding is detailed in the 2002 Annual Report.

Mr Gilbertson worked for BHP Billiton and its predecessor companies for over 32 years, and during this period accrued substantial pension/superannuation entitlements. Over that period Mr Gilbertson participated in a Defined Benefit Scheme which entitled him to receive a pension/superannuation benefit of 75% of his finishing salary after he had served 30 years. This amounts to Pounds 602,575 per annum.

"This entitlement has not been increased as a result of, and is unrelated to, Mr Gilbertson's termination. The annual amount Mr Gilbertson is entitled to on leaving the Company has been reported each year in the Annual Report". Mr Argus said.

"Mr Gilbertson would have been entitled to these superannuation payments irrespective of the circumstances in which he left the Company".

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 22 May 2003